SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

NextNav Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65345N106

(CUSIP Number)

May 19, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	65345N106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Woody Creek Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,589,401 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,589,401(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,589,401 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.41%(2)
12	TYPE OF REPORTING PERSON IA

(1)

Consists of (i) 12,564,401 shares of common stock (“Common Stock”) of NextNav Inc. (the “Issuer”), and (ii) 25,000 warrants that are exercisable for 25,000 shares of Common Stock of the Issuer issuable upon the exercise or conversion of the warrants (the “Warrant Shares”). The warrants became exercisable for Warrant Shares 30 days after the completion of the initial business combination, which closed on October 28, 2021. The Common Stock and Warrant Shares are owned by Black Feathers, L.P. f/k/a WOCAP Global Opportunity Investment Partners L.P. (“Black Feathers”), whose general partner is OSI Capital Management, LLC. As a result of an internal restructuring, and not as a result of any sale of shares, Woody Creek Capital Management LLC (“WCCM”), as the investment manager of Black Feathers, is deemed to share voting and dispositive power over the shares held by Black Feathers.

(2)	The percentage reported in this Schedule 13G/A is based upon 107,718,313 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 10, 2023.

Explanatory Note:

This Schedule 13G is filed by Woody Creek Capital Management LLC (the “Reporting Person”), whose sole member is Timothy M. Presutti, with respect to the Common Stock of the Issuer. The Common Stock beneficially reported herein were previously reported on a separate Schedule 13G filed by Timothy M. Presutti and Black Feathers on May 31, 2022, as subsequently amended.

Item 1(a).	Name of Issuer

NextNav Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1775 Tysons Blvd., 5th Floor, McLean, Virginia 22102

Item 2(a).	Name of Person(s) Filing

Woody Creek Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence

616 E. Hyman, Suite 202, Aspen, Colorado 81611.

Item 2(c).	Citizenship

Delaware

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

65345N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page and are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

OSI Capital Management, LLC, as the general partner of Black Feathers has the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in Rows (5) – (11) of the cover page of this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2023

WOODY CREEK CAPITAL MANAGEMENT, LLC

By:	/s/ Timothy M. Presutti
Name:	Timothy M. Presutti
Title:	Managing Member